Be Belong Group Corp.

FINANCIAL STATATEMTS

For The periods of March 11,2025 Through March 31, 2025

LOWENTHAL Goldring Accountancy Corp.
28030 Dorothy Dr # 204
Agoura Hills, CA 91301
818-704-6499 saulcpa@yahoo.com



To Board of Director/Management

Be Belong Group, Inc.

323 Sunny Isles Boulevard, 7th floor

Sunny Isles Beach, FL 33160

We have reviewed the accompanying financial statements of Be Belong Group Corp which comprise the balance sheet as of March 31, 2025 and the related statements of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements: Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility: Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion: Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Saul Sobol, CPA

Date: April 08, 2025

Attachments: Balance Sheet

Statement of Income Statement of

Equity

Statement of Cash Flow(s)
Notes to the financial statements

Table of Contents

Be Belong Group Corp.
Balance Sheets
As of March 31, 2025

	2025
ASSETS	
Current Assets	
Cash in bank	$ -
Accounts Receivable	-
Inventory	-
Total current assets	-
Property plant and equipment	
Furniture and fixtures	-
Less: Accumulated depreciation	-
Total property and equipment	-
Other assets	
Due from BJ AK LLC	-
Due from Nahamia Capital LLC	-
Due from Ocean View Capital	-
Due To Shareholders	-
Total other assets	-
TOTAL ASSETS	$ -

Be Belong Group Corp.
Balance Sheets
As of March 31, 2025

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY

	2025
Current liabilities	
Accounts payable - trade	-
Accrued State Taxes	-
Current Portion- L.T Debt	-
Accrued Payroll Taxes	-
Total current liabilities	-
Long-term liabilities	
Loan payable-Bank	-
Total long-term liabilities	-
Total Liabilities	-
Stockholder's Equity	
Common Stock	-
shareholders Distributions/ Dividend	-
Retained earnings	-
Total stockholder's equity	-
Total liabilities and stockholder's equity	$ -

BE Belong Group Corp.
Statements of Income
For The Period of March 11, 2025 Through March 310 2025

	2025	
Operating revenue		
Sales	$	-
Cost of goods sold		
Beginning inventory		-
Purchases		-
Ending inventory		-
Total cost of goods sold		-
Gross profit/(loss)		-
General and administrative		
Advertising		-
Alarm & Security		-
Auto Expenses		-
Bank Service Charges		-
Car lease		-
Commissions		-
Computer & internet		-
Donations		-
Freight & shippings		-
Gifts		-
Insurance		-
Lab Fees		-
Licenses & permits	-	
Rent -furnitures		-
Misc. expenses	-	
Membership	-	
Meals & Ent.		-
Office Expenses		-
On Line Market Service		-
Parking		-
Payroll and other Taxes		-
Postage & deliveries		-
Printing		-
Professional fees		-
Rent Expense		-
Repair and maintenance		
Salaries and wages		-
Shows expenses		-
Travel		-
Telephone expenses		-
Total general and administrative		-
Income from operations		-
Other expenses		
Interest expense		-
Income (loss) before provision for income taxes		-
		-
Provision for income taxes		
Net income (loss)	$	-

3

Be Belong Group, Corp
Statement of Changes in Stockholder's Equity
For The Period of March 11, 2025 Through March 31 2025

	Common Stock		Paid-in Capital		Retained Earnings		Stockholder's Equity	
Balance , March 11 2025	$	-	$	-	$	-	$	-
Shareholders Distributions						-	$	-
Net income						-	$	-
Balance , March 31, 2025	$	-	$	-	$	-	$	-

Statements of Cash Flows
For The Period of March 11, 2025 Through March 31 2025

	2025
Cash flows from operating activities:	
Net Income	-
Adjustments to reconcile net income to	
Net cash provided by (used) in operating activities:	
Depreciation and amortization expense	-
Decrease/(increase) in accounts receivable	-
Increase/(decrease) in inventory	-
Increase/(decrease) in accounts payable	-
Increase/(decrease) in other current liabilities	-
Net cash provided by (used in) operating activities	-
Cash flows from investing activities:	
Loan to/ from related parties	-
Net cash provided by (used in) investing activities	-
Cash flows from financing activities:	
Bank Loan-Draw (Repayment)	-
Sharholders Distributions/ dividend	-
Government loans	-
Loans to/ from shareholder	-
Net cash provided by (used in) financing activities activities	-
Net increase (decrease) in cash	-
Cash at the beginning of the year	-
Cash at the end of the year	$ -
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

Be Belong Group Corp.
Notes to financial statements
For the Periods March March 11 Through March 31, 2025

Note 1. Organization

Be Belong Group Corp. was incorporated in Delaware on March 11, 2025 and yet to commence operation. The company is a waiting for a regulatory approval needed to commence operation and raised capital.

Ownership

The corporation is authorized to issue 50 million (50,000,000) shares of common stock with par value of $0.00001 per share. As of March 31, 2025 no shares were issued, however the board of directors approved issuing 18,000,000,000 to officers and directors of the company, and reserve allocation of 2,000,000 share to future ESOP.

Nature of Operations

Be Belong Group Corp. is located at 323 Sunny Isles Boulevard, 7th Floor, Sunny Isles Beach, Florida 33160. The company help landlords increase the value of their assets by utilizing a proprietary marketing approach. The company empowers property owners to maximize value, increase retention, satisfaction, and create powerful and meaningful connections with their tenants. By integrating AI-driven engagement, monetized services, and real estate tokenization, they can create new revenue streams and financial flexibility without raising rents. They are pioneering a bright new future of multifamily living, where ownership, liquidity, and thriving communities belong together. The company help landlords increase the value of their assets by utilizing a proprietary marketing approach.

Note 2. Summary of Significant Accounting Policy

Basis of Accounting

The financial statements are prepared on an accrual basis and presented in conformity with generally accepted accounting principles in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Balance Sheet Classification

The Corporation's financial statements are presented on the accrual basis of accounting and have been presented showing unrestricted, temporarily restricted, and permanently restricted net assets and are prepared in accordance with accounting principles generally accepted in the United States of America. The Company includes in current assets and liabilities all assets and liabilities with due date of less than one year. A one-year time period is used as the basis for classifying all other assets and liabilities.

Cash and Cash Equivalent

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalates.

Revenue and Cost Recognition

Revenue and Expenses are recognized on accrual basis.
The financial statements usually include some amounts that are based on management's best estimates and judgements. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Fair Value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Corporation classifies its financial assets and liabilities measured at fair value on a recurring basis annually based on a fair value hierarchy with three levels of inputs. Level 1 values are based on unadjusted quoted prices in active markets for identical securities. Level 2 values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Corporation's determination of assumptions that market participants might reasonably use in valuing the securities. The valuation levels are not necessarily an indication of the risk or liquidity associated with the assets and liabilities measured at fair value.

Income Taxes

The Company is a C corporation and is taxed under the Internal Revenue Service tax code as an C Corporation on Federal and state income tax returns.

Inventory

Inventory Consist of finish good products is stated at the lower of cost (first in first out method), or net Realized value. The company is a service company and hence does not expect to have inventory.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.